SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒                             No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-0000869428

For immediate release: Monday, July 3, 2006

AMCOR AGREES TO 16.67% SHAREHOLDING IN K LASER

Amcor today announced it has entered into an agreement to subscribe for new shares to purchase a 16.67% shareholding in K Laser China; a subsidiary of the Taiwan publicly listed K Laser Technology (H.K) Company Ltd for a consideration of approximately US$10 million. It also has options to invest a further US$15 million in new shares and acquire existing shares for US$12.6 million to increase its shareholding in K Laser China to 50.1% over the next two years.

Amcor will also purchase 5.6 million new shares in K Laser Technology, for a consideration of US$3.5 million, giving it a 4.2% shareholding in that company. K Laser has an option to require Amcor to invest a further US$8.2 million in K Laser Technology over the next two years upon the exercise of Amcor’s options in K Laser China.

K Laser is a global leader in the production of holographic films that are used extensively in the manufacture of tobacco packaging in the Chinese market and increasingly in other packaging applications. Full details of the operations and technologies of K Laser Technology and K Laser China are on their website www.klaser.com.tw

Amcor’s Managing Director and CEO, Mr Ken Mackenzie, said: “As part of the portfolio review process, which commenced in August 2005, the tobacco packaging market in China has been identified as a strategic growth opportunity for Amcor. Over the past 12 months the company has developed a leading position in the manufacture of tobacco packaging in China through its investment in the Hong Kong publicly listed company Vision Grande.

“The investment in K Laser China and the parent company K Laser Technology, is an important step in expanding Amcor’s portfolio of value-added packaging materials by accessing leading technology in the development and production of holographic films. These films are increasingly being used in the manufacture of tobacco packaging for premium products in the Chinese market.

“K Laser is a global leader in these value-added packaging materials with an established footprint in the growing Chinese market. Amcor has elected to take an initial stake in K Laser China of 16.67% with options to increase its shareholding to 50.1% in two years. This is a similar approach to that used in Vision Grande. The investment in K Laser Technology will allow Amcor and K Laser to work together to expand the market for holographic films in other geographic segments.”

Amcor will initially have the right to appoint two Directors to the Board of K Laser China.

ENDS

For further information, please contact:
Ken MacKenzie	John Murray
Managing Director & CEO	Executive General Manager
Amcor Limited	Corporate Affairs
Ph: +61 3 9226 9001	Amcor Limited
Ph: +61 9226 9005

Amcor Limited
ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria 3067  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 6500
www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

      Date    3 July 2006

By:	/s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel